

Mail Stop 3561

May 21, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road
Shenzhen, China 518015

> **Re: Zhaoheng Hydropower Company**
> **Item 4.02 Form 8-K/A**
> **Filed April 15, 2009**
> **File No. 0-52786**

Dear Mr. Xu:

　　　We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 18, 2009. Our review resulted in the following additional comments.

Form 8-K/A filed April 15, 2009

1.　　We reviewed your response to comment one in our letter dated April 17, 2009. As previously requested, please amend Form 8-K/A filed April 15, 2009 under Item 4.02 rather than Form 8-K/A filed dated September 2, 2008 to disclose that on April 15, 2009 your board of directors determined that the previously issued financial statements should no longer be relied upon. In your amendment specifically identify the financial statements included in the filings referenced in your response that should no longer be relied upon.

2.　　We reviewed your responses to comments two and three in our letter dated April 17, 2009. Please clarify your responses to address the following:

　　a.　whether you charged interest to Zhaoheng Industrial prior to January 1, 2008 and, if so, how you accounted for the interest;

　　b.　how you accounted for interest charged to Zhaoheng Industrial during each of the quarters in fiscal 2008;

     c. how you accounted for interest on the bank loans during fiscal 2007 and during each of the quarters in fiscal 2008;

     d. how you determined the amount of interest cost to be capitalized during fiscal 2007 and during each quarter of fiscal 2008;

     e. why interest receivable from Zhaoheng Industrial should have been reflected as a distribution or dividend, when such distributions or dividends should have been recorded and the basis for your determination;

     f. how you accounted for depreciation of the project when the project was completed and commenced trial operation and why the correction of the accounting errors did not have an effect on depreciation expense during second and third quarters of fiscal 2008; and

     g. why the correction of the accounting errors did not have an effect on financial position or results of operations during each of the quarters in fiscal 2008, including a description of the accounting changes, if any, made to correct your accounting for the transactions as of January 1, 2008.

In addition, as previously requested, please amend Form 8-K/A filed April 15, 2009 under Item 4.02 to provide a more detailed description of the nature of the errors. Refer to Item 4.02(a)(2) of Form 8-K. In the amendment you should separately discuss the effect of error corrections on the financial statements for the year ended December 31, 2007 and for each of quarterly periods in fiscal 2007 and 2008, as applicable, and provide the additional disclosure referred to in your response to comment three.

     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant